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VIA EDGAR

November 5, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Twelve Seas Investment Co

Preliminary Proxy Statement on Schedule 14A

Filed September 27, 2019

File No. 001-38540

Dear Mr. Dougherty:

On behalf of Twelve Seas Investment Company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 24, 2019, regarding the Preliminary Proxy Statement on Schedule 14A submitted to the Commission on September 27, 2019 (the “Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Amendment No. 1 to the Proxy Statement, to be filed contemporaneously with the submission of this letter.

Proxy Statement on Schedule 14A filed on September 27, 2019

General

1.	We refer you to the comments issued separately to Brooge Holdings Limited today relating to the Form F-4 it filed on 9/27/2019. As applicable, please make corresponding revisions to your proxy statement.

The Staff’s comments relating to the Form F-4 filed on September 27, 2019 are duly noted and all edits and changes made in response to the Staff’s comments to the Form F-4 have also been made in Amendment No. 1 to the Proxy Statement.

Mr. Kevin Dougherty

November 5, 2019

We thank the Staff in advance for its review and consideration of the Proxy Statement. If you have further comments or questions regarding the foregoing, please contact the undersigned at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Benjamin S. Reichel

cc: Neil Richardson